WPS RESOURCES CAPITAL CORPORATION
CONSOLIDATING STATEMENT OF INCOME						Exhibit A-3
FOR THE YEAR ENDED DECEMBER 31, 2002
(Millions)
				ELIMINATIONS		CONSOLIDATED
	WPSRCC	ESI	PDI	DEBIT	CREDIT	STATEMENTS

Nonregulated revenue	34.6	1,495.5	145.2	47.5	-	1,627.8

Nonregulated cost of fuel, gas, and purchased power	-	1,446.2	93.3	0.3	12.2	1,527.6
Operating and maintenance expense	-	29.9	56.9	-	0.8	86.0
Depreciation and decommissioning	-	1.1	10.5	-	-	11.6
Taxes other than income	-	0.5	1.8	-	-	2.3
Total operating expenses	-	1,477.7	162.5	0.3	13.0	1,627.5

Operating income	34.6	17.8	(17.3)	47.8	13.0	0.3

Miscellaneous income	-	1.9	27.7	-	-	29.6
Interest Expense	-	(1.6)	(9.1)	-	-	(10.7)
Distributions - preferred securities of subsidiary trust	-	-	-	-	-	-
Other income (expense)	-	0.3	18.6	-	-	18.9

Income before income taxes	34.6	18.1	1.3	47.8	13.0	19.2
Provision for income taxes	-	7.0	(22.6)	-	0.1	(15.7)
Minority interest	-	(0.1)	-	-	-	(0.1)
Net income before preferred	34.6	11.0	23.9	47.8	13.1	34.8
Preferred stock dividends of subsidiary	-	-	-	-	-	-
Income available for common shareholders	34.6	11.0	23.9	47.8	13.1	34.8

WPS RESOURCES CAPITAL CORPORATION
CONSOLIDATING STMT OF RETAINED EARNINGS						Exhibit A-3
AS OF DECEMBER 31, 2002
(Millions)
				ELIMINATIONS		CONSOLIDATED
	WPSRCC	ESI	PDI	DEBIT	CREDIT	STATEMENTS
Retained Earnings (1/1/02)	1.2	(16.3)	(11.9)	0.1	25.9	(1.2)
Income available for common shareholders	34.6	11.0	23.9	47.8	13.1	34.8
	35.8	(5.3)	12.0	47.9	39.0	33.6
Dividends on common stock	-	-	-	-	-	-
Other comprehensive income	4.6	(0.2)	4.9	-	4.6	4.7
Retained earnings (12/31/02)	31.2	(5.1)	7.1	47.9	43.6	28.9